Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
GCI, Inc.:

We consent to the use of our report dated March 20, 2009, except for Note 13, as to which the date is October 19, 2009, with respect to the consolidated balance sheet of GCI, Inc. and subsidiaries as of December 31, 2008, and the related consolidated statements of operations, stockholder's equity, and cash flows for each of the years in the two year period ended December 31, 2008, included herein and to the reference to our firm under the heading "Experts" in the prospectus.

Our report dated March 20, 2009, except for Note 13, as to which the date is October 19, 2009, refers to the Company's election to change its method of accounting for recording depreciation on their property and equipment placed in service commencing in 2008.

/s/ KPMG LLP

Anchorage, Alaska
May 24, 2010